Exhibit 99.1

 Company Presentation September 2016 © 2016 Kitov Pharmaceuticals Holdings Ltd. Kitov Pharmaceuticals Streamlined Late - Stage Drug Development

 Forward Looking Statements and Kitov’s Safe Harbor Statement  This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . These forward - looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition, and include, among others, statements with respect to KIT - 302 about the expected timeline for achieving regulatory approval for marketing clearance, the expected market exclusivity or patent protection for KIT - 302 , and the possible size of the target market and anticipated market reception of KIT - 302 , if approved in any market . Forward - looking statements can be identified by the use of forward - looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statement on Form F - 1 filed with the U . S . Securities and Exchange Commission (the "SEC”) (file number 333 - 211477 ), in our Annual Report on Form 20 - F for the year ended December 31 , 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this presentation speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http : //www . sec . gov .

 KITOV Company Profile Late stage drug addressing large market Operations F inancial Summary ▪ Lead drug candidate, KIT - 302 , developed for simultaneous treatment of osteoarthritic pain and hypertension ▪ KIT - 302 met its primary efficacy endpoint in a pivotal Phase III study ▪ NDA submission planned within six months ▪ KIT - 302 manufacturing work: partnered with Dexcel Pharma, Israel’s largest private pharmaceutical company ▪ Management team with proven track record in drug development, NDA submissions and FDA approvals ▪ Founded in 2010 . Public on TASE since July 2013 ; U.S. IPO on NASDAQ in November 2015 ; Follow - on Public Offering on NASDAQ July 2016 ▪ Ticker: KTOV (ADSs/Shares); KTOVW (NASDAQ Warrants) ▪ Cash on hand as of June 30 , 2016 of $ 8.4 M; in July 2016 raised $ 10.7 M, net ▪ Market Cap: $ 22.1 MM (as of August 31 , 2016 ) ▪ Issued share capital equivalent to approximately 7.4 million ADSs Each ADS = 20 ordinary shares)

 KITOV Company Highlights ▪ Proven management team with deep FDA experience and fast - track regulatory expertise ▪ Lead drug candidate KIT - 302 achieved its primary efficacy endpoint in a pivotal Phase III trial ▪ Attractive alternative, with clear marketing advantages, to currently available drugs in a large, multi - billion dollar market ▪ Regulatory submission path with FDA is under a Special Protocol Assessment (SPA), and 505 (b) 2 route ▪ Patent covering KIT - 302 was recently issued in U.S., providing expected long - term exclusivity in U.S. through 2030 ▪ Expected NDA submission within six months

 KITOV Experienced Senior Management Paul Waymack, M.D., Sc.D. - Chairman of the Board and Chief Medical Officer: Fo rmerly FDA medical officer Isaac Israel - CEO: Formerly CEO of BeeContact Ltd . ( TASE:BCNT ), NextGen Biomed (TASE: NXGN) Simcha Rock, CPA, MBA - CFO: Formerly Senior VP Edmond de Rothschild William Berlin, PhD - Chemistry Manager: Formerly FDA chemist Gil Ben - Menachem, Ph.D., MBA - VP BD: Formerly at Paramount, Teva, Ophthalix, Dexcel, NIH

 ▪ Fixed Dose Combination of celecoxib, a COX - 2 selective NSAID (the active ingredient in Pfizer's Celebrex ®) , and amlodipine (the active ingredient in Pfizer's Norvasc ®), a blood pressure lowering agent (calcium channel blocker) ▪ Will be indicated for the simultaneous treatment of osteoarthritic pain and blood pressure elevation ▪ KIT - 302 's pivotal Phase III trial successfully met its primary efficacy endpoint in December 2015 - data showed that KIT - 302 is more effective at lowering hypertension than amlodipine alone ▪ F ormulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , and 10 mg) of amlodipine ▪ Kitov intends to submit NDA for marketing approval for KIT - 302 in the U.S. within six months. About KIT - 302  *Celebrex ® is a registered trademark of G . D . Searle LLC (a subsidiary of Pfizer Inc . ) . Norvasc ® is a registered trademark of Pfizer Inc .

 KIT - 302 Medical Rationale Amlodipine (active ingredient in Pfizer's Norvasc ®) ▪ Calcium channel blocker ; Anti - hypertensive ▪ Unlike other blood pressure lowering drug groups such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists - calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* Celecoxib (the active ingredient in Pfizer's Celebrex ®) ▪ The only selective COX - 2 NSAID approved in the US (unlike non - selective NSAIDs, carries minimal gastrointestinal risks) ▪ The only NSAID whose PK profile supports once - a - day dosage ( 200 mg) ▪ Since 2005 has an FDA mandated “Black Box” label warning of increased cardiovascular risks ▪ According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID and may increase with longer use  * The FDA Safety Information and Adverse Event Reporting Program; http ://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

 KIT - 302 Phase III Trial Design (under Special Protocol Assessment from FDA) Demonstrate that the reduction in blood pressure in the KIT - 302 arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain reduction was not required by FDA Primary End - point Newly Diagnosed hypertensive patients Data Collection and Statistical Analysis Double Blind, Placebo - Controlled, Multi - Center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment Placebo KIT - 302 (celecoxib 200 mg + amlodipine 10 mg) Amlodipine 10 mg Celecoxib 200 mg

 KIT - 302 Phase III Trial Results ▪ Results announced December 15 , 2015 ▪ Primary efficacy end - point was successfully achieved (P= 0 . 001 ) ▪ Demonstrated 2 . 5 x better b lood pressure (BP) reduction than FDA requirement ( 50 % of Amlodipine alone arm) ▪ Demonstrated consistent reduction in all measures of blood pressure Blood Pressure Reduction of KIT - 302 vs. Amlodipine and Celecoxib* * Error Bars – Standard Error of Mean KIT - 302 demonstrated even better BP reduction than same amount of Amlodipine given without Celecoxib

# **KIT-302** Beneficial Kidney Outcomes

- Adverse renal events occur in approximately 1%-5% of all patients using NSAIDs*
- Creatinine is a measure of renal function: higher creatinine level indicates elevated kidney damage while lower level indicates better kidney function
- During KIT-302 Phase III clinical trial, creatinine levels were measured at baseline and after two weeks of therapy
- **Best improvement in renal function (lower creatinine level) was observed with KIT-302**, followed by amlodipine; Celecoxib arm was worse than that of placebo, confirming that it impairs renal function
- Kitov is planning to conduct an additional clinical trial, designed to scientifically validate these beneficial renal effects (not required for NDA submission)

| Measure | KIT-302 | Amlodipine |
|---|---|---|
| Creatinine plasma levels reduction | -3.22 µmol/L | -2.55 µmol/L |
| Peripheral edema (% patients) | 8.2% | 15.6% |

* Am J Med. 1999;106(5B):13S , Nephrotoxicity of nonsteroidal anti-inflammatory drugs: physiologic foundations and clinical implications.

kitov PHARMACEUTICALS

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 KIT - 302 Recent Achievements and Milestones Date Announced May 2016 x Received FDA minutes that support NDA submission o Advisory Committee Review is not required o FDA will accept 6 months of stability data at date of submission x Pharmacokinetic trial meets FDA bioequivalence standards with regard to the two reference drugs x Completed manufacturing of pivotal batches required for registration June 2016 x Completed initial stability study August 2016 x U.S. Patent issued Q4 ‘ 16/Q1 ‘ 17 ▪ Anticipated NDA Submission to FDA Q4 ‘17/Q1 ‘18 ▪ Expected FDA clearance for marketing

 KIT - 302 Intellectual Property • U.S. Patent 9 , 408 , 837 was issued August 9 , 2016 • Expected patent protection in U.S. until February 28 , 2030 • Method of use patent; Additional patent applications pending • Expected EU market exclusivity of 7 - 10 years  KIT - 302

 KIT - 302 U.S. Market Assessment Kitov commissioned a third - party U . S . Market Assessment for KIT - 302 , which included data from the following : ▪ IMS Health - Analysis of patient - level data of more than 85 % of all dispensed Rx’s in the U . S . ▪ Physician Survey of 110 Key Opinion Leaders (KOLs) and High Volume Prescribers (HVPs) of Celecoxib in the U . S . o General Practitioners, Internal Medicine, Pain Specialists, Rheumatologists, and Orthopedic Surgeons ▪ 1 - on - 1 phone interviews with Physicians ▪ 1 - on - 1 phone interviews with Third Party Payers (Pharmacy Benefit Managers)  KIT - 302

 KIT - 302 US Target Markets Osteoarthritis 50 Million patients* Hypertension KIT - 302 will be indicated for the simultaneous treatment of osteoarthritic pain and hypertension, targeting osteoarthritic patients currently prescribed with NSAIDs (either celecoxib or non - celecoxib) and also suffer from existing or newly diagnosed hypertension Arthritis Prevalence * • More than 50 million adults in the US have doctor - diagnosed arthritis • 67 million people are expected to have doctor - diagnosed arthritis by 2030 Hypertension Prevalence ** • 29 % among U.S . adults above 18 • 65 % among U.S. adults above 60 Comorbidities • 44 % of adults with high blood pressure have arthritis** * Arthritis Foundation: http://www.arthritis.org / ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 NSAIDs 60 % of all OA Rx’s

 Physician NSAIDs Prescribing Behavior Analysis - NSAIDs and celecoxib usage for osteoarthritis : NSAID’s - 60 % Celecoxib - 27 % KIT - 302 - 40 % of celecoxib Rx’s OA Rx’s Physicians provided their predicted prescribing behavior of KIT - 302 based on a description of the Target Product Profile, which was constructed based on Phase 3 clinical data . Q : For what % of your OA patients currently being prescribed with celecoxib would you prescribe KIT - 302 ?

 Physician NSAIDs Prescribing Behavior NSAID’s - 60 % Non - celecoxib - 73 % KIT - 302 - 25 % of non - celecoxib Rx’s OA Rx’s Physicians provided their predicted prescribing behavior of KIT - 302 based on a description of the Target Product Profile, which was constructed based on Phase 3 clinical data . Q : For what % of your OA patients currently not being prescribed with celecoxib would you prescribe KIT - 302 ?  Analysis - NSAIDs and non - celecoxib usage for osteoarthritis :

 Physician NSAIDs Prescribing Behavior Analysis - Average duration of celecoxib therapy : Celecoxib Rx’s 60% - chronic use (all indications)  According to IMS data ( April 2015 - March 2016 ), ~ 60 % of celecoxib users take it for more than 90 days . FDA issued a Safety Announcement (July 2015 ) stating that the risk of heart attack or stroke associated with NSAIDs, can occur as early as the first weeks of using an NSAID and may increase with longer use .

 KIT - 302 Benefits All Healthcare System Participants KIT - 302 expected to be the only NSAID whose labeling will indicate reduction of blood pressure and consequent lowering of the risk of heart attack, stroke and death

# Non-Compliance Pharmacoeconomics



- Poor adherence has been identified as a significant cause of failure to control hypertension.
  - Poor adherence to therapy is estimated to contribute to lack of good blood pressure control in **> 2/3 of people living with hypertension**
- Indications suggesting that **50%+ of patients** being treated for hypertension drop out of care entirely **within one year of diagnosis** and of those who remain under medical supervision, only about 50% take at least 80% of their prescribed medications
- Cost of hospitalization of non-adherent patients with high blood pressure estimated to be **≈$3,500 greater than that of an adherent patient**
- Compared to the use of two or more separate medications, fixed-dose combination therapies hint at a **reduction in patient nonadherence by ≈25%**

**We estimate that KIT-302 has the potential to save U.S. healthcare system ≈ $650M annually**

KIT-302

kitov PHARMACEUTICALS

Sources: Pharmaceutical Research and Manufacturers of America (PhRMA): "Improving Prescription Medicine Adherence is Key to Better Healthcare" (2011); Kitov Proprietary U.S. Market Assessment

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KIT - 302 Third Party Payors Pharmacy Benefit Managers (PBMs) were interviewed as part of Market Assessment in order to obtain insight on Third P arty P ayers’ view of KIT - 302 : ▪ Interviewed organizations which insure ~ 150 million covered lives ▪ Most PBMs were intrigued with the potential for KIT - 302 to increase compliance of anti - hypertensives, as they believe compliance with osteoarthritis drugs is better than anti - hypertensives  “ The actual idea that pain is a stimulant for compliance is brilliant . ” “People are going to use this … At the price range similar to branded Celebrex®, it would enter the formulary without a problem . ” KIT - 302 *Celebrex ® is a registered trademark of G . D . Searle LLC (a subsidiary of Pfizer Inc . ) .

 KITOV Summary ▪ Proven management team with deep FDA experience and fast - track regulatory expertise ▪ Lead drug candidate KIT - 302 achieved its primary efficacy endpoint in a pivotal Phase III trial ▪ Attractive alternative, with clear marketing advantages, to currently available drugs in a large, multi - billion dollar market ▪ Regulatory submission path with FDA is under a Special Protocol Assessment (SPA), and 505 (b) 2 route ▪ Patent covering KIT - 302 was recently issued in U.S., providing expected long - term exclusivity in U.S. through 2030 ▪ Expected NDA submission within six months

 US Medical Research Office : 1615 Suter's Lane NW Washington DC 20007 Thank you Kitov Pharmaceuticals Ltd . Company Headquarters : One Azrieli Center Round Tower 132 Menahem Begin Road Tel Aviv 6701101 Israel Tel : + 972 - 3 - 9333121 Email : Info@kitovpharma . com Web : www . kitovpharma . com